Exhibit 99.1

WESTERN WIND ENERGY CORP
632 FOSTER AVENUE
COQUITLAM, BRITISH COLUMBIA
V3J 2L7, CANADA
TEL: 604-839-4192 FAX: 604-939-1292

December 28, 2007

British Columbia Securities Commission	And	Alberta Securities Commission
9th Floor - 701 West Georgia Street		4th Floor, 300-5th Ave SW
P.O. Box 10142, Pacific Centre		Calgary, AB T2P 3C4
Vancouver, British Columbia, V7Y 1G6

Dear Sirs/Mesdames:

Re:	Notice of Change in the Ending Date of Financial Year - Pursuant to National Instrument 51-102

Pursuant to Part 4 of National Instrument 51-102, we provide you with the following notice:

1.	The Company proposes to change the ending date of its financial year from January 31 to December 31 commencing December 31, 2007.

2.	The change in the ending date of its financial year is being made so that it will be coincidental with the end of the financial year of the Company's principal operating subsidiaries.

3.	The only approval required is from the Board of Directors which has been received.

4.	The last day of the Company's old financial year was January 31, 2007.

5.	The last day of the Company's transition year is December 31, 2007.

6.	The filing deadline for the transition year end is April 29, 2008.

7.	The periods to be covered in the interim and annual financial statements for the transition year and the new financial year are as follows:

(a)	Transition Year

11 Months Ended December 31, 2007 Comparative to 12 Months Ended January 31, 2007	3 Months Ended April, 2007 Comparative to 3 Months Ended April 30, 2006	6 Months Ended July 31, 2007 Comparative to July 31, 2006	9 Months Ended October 31, 2007 Comparative to October 31, 2006

(b)	New Financial Year

12 Months Ended December 31, 2008 Comparative to 11 Months Ended December 31, 2007	3 Months Ended March 31, 2008 Comparative to 3 Months Ended April 30, 2007	6 Months Ended June 30, 2007 Comparative to 6 Months Ended July 31, 2007	9 Months Ended September 30, 2008 Comparative to 9 Months Ended October 31, 2007

WESTERN WIND ENERGY CORP

/s/ Chris Thompson
Chris Thompson
Chief Financial Officer